SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            (NAME OF SUBJECT COMPANY)

                    CAPITAL REALTY INVESTORS LTD PARTNERSHIP

                   A DISTRICT OF COLUMBIA LIMITED PARTNERSHIP

                             AT $75.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP

                          EQUITY RESOURCES GROUP, INC.

                              EGGERT  DAGBJARTSSON

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                  (617) 876-4800


                            Calculation of Filing Fee

--------------------------------------------------------------------------------
           Transaction Valuation*                   Amount of Filing Fee
                  $371,475                                 $74.30
--------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This calculation assumes the purchase of 4,953 Units at a purchase price of $75.00 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
--------------------------------------------------------------------------------
   Amount Previously Paid:   $74.30           Filing Party:  Equity Resource
   Form of Registration No:  Schedule TO                     Lexington Fund
                                                             Limited Partnership
                                              Date Filed:    September 20,2001
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 1
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 20, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 4,953 units (the "Units") of limited partnership interests in Capital Realty Investors Ltd Partnership, a District of Columbia limited partnership (the "Partnership"), at $75.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after September 20, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100 transfer fee charged by the general partner of the Partnership. The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

     ITEM  1-SUMMARY  TERM  SHEET

     The tenth question of the Summary Term Sheet is amended in its entirety to read as follows:

     "HOW  DO  I  WITHDRAW  PREVIOUSLY  TENDERED  UNITS?

To withdraw your Units after you have tendered them, you must deliver a properly executed written notice of withdrawal with the required information to us while you still have the right to withdraw the Units. In addition, limited partners have a right to withdraw tendered shares after sixty days from the commencement of the tender offer if not yet accepted for payment. See "THE OFFER-Section 4-Withdrawal Rights.""

     The twelfth question of the Summary Term Sheet is amended in its entirety to read as follows:

     "WHAT  DOES  THE  PARTNERSHIP  THINK  OF  THE  OFFER?

On September 28, 2001, CRI, Inc., the general partner of the Partnership, filed a Schedule 14D-9 advising unitholders to reject the Purchaser's tender offer."
     The fourteenth question of the Summary Term Sheet is amended in its entirety to read as follows:

     "WHAT  IS  THE  MARKET  VALUE  OF  MY  SHARES  AS  OF  A  RECENT  DATE?

Partnership Spectrum, a national reporting service covering limited partnerships, reported no sales of Units in the Partnership on the informal market "matching service" between January 1, 2001 and June 30, 2001.

On March 13, 2001, an unaffiliated third party initiated an unregistered tender offer to purchase Units in the Partnership at a price of $37 per Unit. Information on this unregistered tender offer is included in the Partnership 10-QSB for the period-ended June 30, 2001.

On October 2, 2000, the Purchaser initiated an unregistered tender offer to purchase 1,200 Units in the Partnership at a price of $20 per Unit The Purchaser and its affiliates have purchased 1,098.66 Units in the Partnership for $20 per unit during the past twelve months. The Purchaser has purchased 0 Units in the Partnership over the past sixty days. See "INTRODUCTION-Market Value of the Units."

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     October 10, 2001               Equity Resource Lexington Fund Limited
Partnership,

                              a  Massachusetts  limited  partnership

                                   By:     /s/     Eggert  Dagbjartsson
                                                   Eggert  Dagbjartsson
                                                   General  Partner

                                   Equity  Resources  Group,  Inc.
                                   A  Massachusetts  Corporation

                                   By:     /s/     Eggert  Dagbjartsson
                                                   Eggert  Dagbjartsson
                                                   Executive  Vice  President

                                   Eggert  Dagbjartsson

                                   By:     /s/     Eggert  Dagbjartsson
                                                   Eggert  Dagbjartsson
                                                   Eggert  Dagbjartsson

                            EXHIBIT  INDEX


Exhibit  No.     Description
----------------------------------------------------------------
(a)(1)  -     Offer  to  Purchase,  dated  September  20,  2001*
----------------------------------------------------------------
(a)(2)  -     Transmittal  letter,  dated  September  20,  2001*
----------------------------------------------------------------
(a)(3)  -     Agreement  of  Sale*
----------------------------------------------------------------
(a)(4)        Summary  Advertisement*
----------------------------------------------------------------
(a)(5)--      Not  applicable.
----------------------------------------------------------------
(b)  -        Not  applicable.
----------------------------------------------------------------
(c)  -        Not  applicable.
----------------------------------------------------------------
(d)           Not  applicable
----------------------------------------------------------------
(e)  -        Not  applicable.
----------------------------------------------------------------
(f)  -        Not  applicable.
----------------------------------------------------------------
(g)           Not  applicable
----------------------------------------------------------------
(h)           Not  applicable.
----------------------------------------------------------------
*  Previously  filed

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